SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

F-STAR THERAPEUTICS, INC.

(Name of Subject Company)

SINO BIOPHARMACEUTICAL LIMITED,

INVOX PHARMA LIMITED

and

FENNEC ACQUISITION INCORPORATED

(Name of Filing Persons (Offerors))

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

30315R 107

(CUSIP Number of Class of Securities)

Tyron Hussey
invoX Pharma Limited
5 Merchant Square

London, United Kingdom, W2 1AY

+44 203 786 5144

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

George A. Casey

George Karafotias

Shearman & Sterling LLP

599 Lexington Avenue

New York, NY 10022

Telephone: +1 (212) 848-4000

Calculation of Filing Fee

Transaction Valuation	Amount of Filing Fee
N/A	N/A

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

SCHEDULE TO

The pre-commencement communications filed under cover of this Tender Offer Statement on Schedule TO are being filed by Sino Biopharmaceutical Limited, a company organized under the laws of the Cayman Islands (“Sino”), invoX Pharma Limited, a private limited company organized under the laws of England and Wales and a wholly-owned subsidiary of Sino (“Parent”), and Fennec Acquisition Incorporated, a Delaware corporation and a wholly-owned subsidiary of Parent (“Purchaser”), pursuant to General Instruction D to Schedule TO related to a planned cash tender offer for all of the issued and outstanding shares of common stock, par value $0.0001 per share, of F-Star Therapeutics, Inc. (the “Company”), pursuant to an Agreement and Plan of Merger, dated as of June 22, 2022, by and among Sino, Parent, Purchaser and the Company.

Additional Information

This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer for the issued and outstanding shares of common stock of the Company described in this announcement has not commenced. At the time the tender offer is commenced, Sino, Parent and Purchaser will file, or will cause to be filed, a Schedule TO Tender Offer Statement (the “Schedule TO”) with the U.S. Securities and Exchange Commission (the “SEC”) and the Company will file a Schedule 14D-9 Solicitation/Recommendation Statement (the “Schedule 14D-9”) with the SEC, in each case with respect to the tender offer. The Schedule TO (including an offer to purchase, a related letter of transmittal and other offer documents) and the Schedule 14D-9 will contain important information that should be read carefully before any decision is made with respect to the tender offer. Those materials will be made available to the Company’s stockholders at no expense to them by the information agent for the tender offer, which will be announced. In addition, those materials and all other documents filed by, or caused to be filed by, Sino, Parent and Purchaser with the SEC will be available at no charge on the SEC’s website at www.sec.gov.

Forward-looking Statements

Sino, Parent and Purchaser caution investors that any forward-looking statements or projections made by Sino, Parent and Purchaser, including those made in this press announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected.

This announcement also includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 related to the Company and the acquisition of the Company by Sino, Parent and Purchaser that are subject to risks, uncertainties and other factors. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including all statements regarding the intent, belief or current expectation of Sino, Parent, Purchaser and the Company and members of their respective senior management team and can typically be identified by words such as “believe,” “expect,” “estimate,” “predict,” “target,” “potential,” “likely,” “continue,” “ongoing,” “could,” “should,” “intend,” “may,” “might,” “plan,” “seek,” “anticipate,” “project” and similar expressions, as well as variations or negatives of these words. Forward-looking statements include, without limitation, statements regarding the business combination, similar transactions, prospective performance, future plans, events, expectations, performance, objectives and opportunities and the outlook for the Company’s business; the commercial success of the Company’s products; the anticipated timing of clinical data; the possibility of unfavorable results from clinical trials; filings and approvals relating to the transaction; the expected timing of the completion of the transaction; the ability to complete the transaction considering the various closing conditions; and the accuracy of any assumptions underlying any of the foregoing.

Sino, Parent and Purchaser caution investors that any forward-looking statements or projections made by Sino, Parent and Purchaser, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Such risks and uncertainties include, but are not limited to, those discussed in documents filed with the SEC by the Company, including current reports on Form 8-K, quarterly reports on Form 10-Q and annual reports on Form 10-K, as well as the Schedule 14D-9 to be filed by the Company, and the risk and uncertainties detailed from time to time in documents filed with the Stock Exchange of Hong Kong by Sino, including its annual and interim reports. All forward-looking statements are based on information currently available to Sino, Parent and Purchaser, and none of Sino, Parent or Purchaser assumes any obligation to update any forward-looking statements.

Item 12.	Exhibits.
(a)(5)(a)	Joint Press Release, issued June 23, 2022, by Sino, Parent and the Company.
(a)(5)(b)	Announcement, published by Sino on the Hong Kong Stock Exchange on June 23, 2022.